FORM 4
OMB APPROVAL
OMB Number 3235-0287
Expires: April 30, 1997
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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person

Laidlaw Inc.
3221 North Service Road
Burlington, Ontario, Canada L7R 3Y8

2. Issuer Name and Ticker or Trading Symbol

Allied Waste Industries, Inc.

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
May 1997

5. If Amendment, Date of Original (Month/Year)

N/A

6. Relationship of Reporting Person to Issuer
(Check all applicable)

____  Director
[X]   10% Owner
____  Officer (give title below)
____  Other (specify below)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)
Common Stock

2. Transaction Date (Month/Day/Year)
5/15/97

3. Transaction Code (Instr. 8)
Code: S
V:

4. Securities Acquired (A) or or Disposed of (D) (Instr. 3, 4 and 5)
Amount: 14,600,000
(A) or (D): D
Price: $10

5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
-0-

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)
D

7. Nature of Indirect Beneficial Ownership (Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)
(Print or Type Responses) SEC 1474 (8/92)

FORM 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned e.g., puts, calls, warrants, options, convertible securities)


1. Title of Derivative Security (Instr. 3)
Warrant

2. Conversion or Exercise Price of Deriv-ative Security
$8.25

3. Transaction Date (Month/Day/Year)
5/15/97
4. Transaction Code (Instr. 8)
Code: S
V:
5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
(A):
(D): 20,400,000

6. Date Exercisable and Expiration Date (Month/Day/ Year)
Date Exercisable: N/A
Expiration Date: 12/30/08

7. Title and Amount of Underlying Securities (Instr. 3 and 4)
Title: Common Stock
Amount or Number of Shares: 20,400,000

8. Price of Derivative Security (Instr. 5)
Footnote (3)

9. Number of Derivative Securities Beneficially Owned at End of Month
(Instr. 4)
-0-

10. Ownership Form of Derivative Security: Direct (D) or
Indirect (I) (Instr. 4)
D

11. Nature of Indirect Beneficial Ownership (Instr. 4)


1. Title of Derivative Security (Instr. 3)
$150 million 7% Jr. Subordinated Debenture due 2008

2. Conversion or Exercise Price of Deriv-ative Security
Footnote (1)

3. Transaction Date (Month/Day/Year)
S

4. Transaction Code (Instr. 8)
Code: S
V:

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
(A):
(D): Footnote (1)

6. Date Exercisable and Expiration Date (Month/Day/ Year)
Date Exercisable: Footnote (1)
Expiration Date: 12/30/08

7. Title and Amount of Underlying Securities (Instr. 3 and 4)
Title: Common Stock
Amount or Number of Shares: Footnote (1)

8. Price of Derivative Security (Instr. 5)
Footnote (3)

9. Number of Derivative Securities Beneficially Owned at End of Month
(Instr. 4)
-0-

10. Ownership Form of Derivative Security: Direct (D) or
Indirect (I) (Instr. 4)
D

11. Nature of Indirect Beneficial Ownership (Instr. 4)

1. Title of Derivative Security (Instr. 3)
Zero Coupon Jr. Subordinated Debenture due 2008

2. Conversion or Exercise Price of Deriv-ative Security
Footnote (2)

3. Transaction Date (Month/Day/Year)
5/15/97

4. Transaction Code (Instr. 8)
Code: S
V:

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
(A):
(D): Footnote (2)

6. Date Exercisable and Expiration Date (Month/Day/ Year)
Date Exercisable: Footnote (2)
Expiration Date: 12/30/08

7. Title and Amount of Underlying Securities (Instr. 3 and 4)
Title: Common Stock
Amount or Number of Shares:  Footnote (2)

8. Price of Derivative Security (Instr. 5)
Footnote (3)

9. Number of Derivative Securities Beneficially Owned at End of Month
(Instr. 4)
-0-

10. Ownership Form of Derivative Security: Direct (D) or
Indirect (I) (Instr. 4)
D

11. Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:
Footnotes:
(1) Certain interest payments and prepayment upon a Change in Control
(as defined) of Allied Waste Industries, Inc. may be made under certain circumstances by delivering common stock of Allied Waste Industries, Inc. in accordance with the terms of the Debenture and a Subscription Agreement among the parties dated December 30, 1996.

(2) Prepayment upon a Change in Control (as defined) of Allied Waste Industries, Inc. may be made under certain circumstances by delivering common stock of Allied Waste Industries, Inc. in accordance with the terms of the Debenture and a Subscription Agreement among the parties dated December 30, 1996.

(3) These three derivative securities were sold to the Issuer for total consideration of $230 million.


/s/ Ivan R. Cairns
--------------------------------
**Signature of Reporting Person

Date: June 2, 1997

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
SEC 1474 (8/92)